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                                                                  EXHIBIT-99.3

BRASCAN                                                             NEWS RELEASE




               BRASCAN ANNOUNCES ACQUISITION OF SIX HYDROELECTRIC
                GENERATING STATIONS AND INTERCONNECTION CAPACITY



TORONTO, OCTOBER 12, 2001 - Brascan Corporation (BNN: NYSE, TSE) today announced an agreement to purchase from Great Northern Paper Inc. a hydroelectric generating and transmission system in northern Maine, interconnected with the New England power grid, for US$156.5 million.

This acquisition by Brascan's wholly owned energy subsidiary, Great Lakes Power Inc., will increase Brascan's total power generating capacity to over 1,100 megawatts and enhance its ability to market power in the increasingly integrated North American energy markets. It also provides opportunities to upgrade the generating facilities and expand the interconnections to the New England Power Pool ("NEPOOL") and to Quebec.

Brascan and Great Northern will also enter into long-term supply and power sales agreements that will significantly enhance Brascan's energy marketing initiatives in New England and provide Great Northern with the ability to reduce the power costs of its pulp and paper operations.

The acquisition includes the following power generating and transmission assets, and power marketing opportunities:

1. Six hydroelectric generating stations located on the Penobscot River with a combined generating capacity of approximately 130 megawatts ("MW").

2. Eleven water storage dams that provide 300,000 MW hours of storage capacity, contributing to maximizing on peak revenues from the hydroelectric system's annual average electricity production of 750,000 MW hours.

3. Opportunities through capital investment to enhance the system's output and improve the reliability and efficiency of its generating units.

4. Marketing agreements for up to 15 years with Great Northern for the supply of energy and the sale of surplus power production from the 280 MW of combined generating capacity, consisting of the six acquired hydroelectric generating stations (130 MW) and Great Northern's thermal generating plant (150 MW). The agreements include a sharing arrangement for any cost savings realized by Great Northern or profits from the sale of surplus power.


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This acquisition is a key component for enhancing Brascan's current initiatives in the New England power market by adding low-cost generation with direct access to NEPOOL. Brascan will also acquire the rights of way required to increase the interconnection capacity from its current limit of 20 MW, which Brascan plans to expand to over 130 MW.

Brascan and Great Northern have also agreed to jointly study the development of a new transmission line connecting Quebec with NEPOOL, using Great Northern's rights of way in northern Maine which extend to the Quebec border.

The acquisition increases Brascan's total electricity generating capacity to 1,114 MW, comprised of 28 power plants, primarily low-cost hydroelectric facilities located in Ontario, Quebec, British Columbia and Maine. The acquisition is expected to contribute to Brascan's earnings commencing January 2002. Incremental net operating cash flow after interest on proposed project debt is expected to exceed US$14 million per year, with further contributions expected from joint marketing initiatives.

Robert Harding, Chairman of Brascan, stated that "This acquisition, operated in conjunction with Brascan's existing interconnections between Quebec and Ontario and a planned interconnection between Ontario and Michigan, will enhance the opportunities to market power from our low-cost Canadian power production base within the increasingly integrated North American energy markets."


                                * * * * * * * * *

Brascan Corporation owns and operates real estate, power generating, natural resource and financial businesses, located principally in North and South America. The Company's goal is to build long term shareholder value through the creation of sustainable cashflows generated by high quality assets. Brascan is listed on The Toronto Stock Exchange and the New York Stock Exchange under the symbol BNN.





For more information, please contact:

ROBERT J. HARDING                             RICHARD LEGAULT
Chairman                                      Senior Vice-President and Chief
416-363-9491                                  Financial Officer
                                              819- 986- 4601

                                              KATHERINE C. VYSE
                                              Vice-President, Investor Relations
                                              416-369-8246

Web Site:         www.brascancorp.com
Enquiries:        enquiries@brascancorp.com